UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-33857

VANCEINFO TECHNOLOGIES INC.

3/F, Building 8, Zhongguancun Software Park

Haidian District, Beijing 100193

People’s Republic of China

+86 (10) 8282-5266

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

VANCEINFO TECHNOLOGIES INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCEINFO TECHNOLOGIES INC.

By:	/s/ Chris Shuning Chen
Name:	Chris Shuning Chen
Title:	Chairman and Chief Executive Officer

Date: November 17, 2008

Exhibit 99.1

VanceInfo Reports Record Third Quarter Results and Raises Full-Year Guidance

Beijing, November 17, 2008 – VanceInfo Technologies Inc. (NYSE:VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today reported its unaudited financial results for the third quarter ended September 30, 2008.

Third Quarter 2008 Financial and Operating Highlights

•	Net revenues for the third quarter increased to $27.7 million, up 53.3% from the third quarter of 2007.

•	Gross profit rose to $10.9 million, up 55.0% from the third quarter of 2007. Gross margin improved to 39.3%, up from 38.9% in the same period last year.

•	Operating margin was 15.5%, compared to 14.4% in the third quarter 2007.

•

Net income was $4.3 million, compared to $2.9 million in the third quarter of 2007. Non-GAAP net income, which excludes share-based compensation expense, was $4.7 million, compared to $3.2 million a year ago.

•	Diluted earnings per share (“EPS”) were $0.11, and adjusted diluted EPS (non-GAAP), which excludes share-based compensation expense, was $0.12 in the third quarter.

•	Employees totaled 4,975, including 4,351 billable professionals, as of September 30, 2008.

“We are very pleased to see another great quarter with record revenues and net profit despite the turbulence in the global economy. Demand from the Chinese clients remained solid, and a number of multinational customers continued to entrust us with more responsibilities for high quality R&D work and cost effective services,” said Mr. Chris Chen, Chairman and Chief Executive Officer of VanceInfo. “This is also a quarter in which substantially all of our year-over-year growth came from organic sources, and this strong growth was achieved in an increasingly challenging economic environment, which further validates our execution capabilities and the resilience of our business model. On the supply side, we continue to benefit from the abundant supply of IT talents with growing sophistication in all major cities across China. We remain confident that our enhanced brand recognition since the IPO and improved core competencies will continue to support our growth in 2009 and beyond.”

Third Quarter 2008 Financial Results

Due to the seasonal nature of its business, the Company presents financial analysis on a year-over-year basis between the third quarter of 2008 and the third quarter of 2007 as in the following paragraphs.

Net Revenues

The third quarter of 2008 proved to be another seasonally strong quarter with net revenues of $27.7 million, up 53.3% from $18.0 million in the third quarter of 2007. The increase in net revenues was primarily due to healthy growth from domestic clients and continued revenue strength from a number of key multinational accounts.

Net Revenues by Service Lines

Net revenues from research and development services grew 67.3% compared with the third quarter of 2007 and accounted for 59.0% of the Company’s net revenues. Telecom and wireless clients contributed a significant portion of the growth to this service line, with the remaining increase coming from both existing and new clients in the technology sector. Net revenues from applications development and maintenance had the strongest percentage growth in the third quarter 2008, up 73.2% from the year-ago quarter, boosted by a number of new clients acquired in the past 12 months.

	Three Months Ended September 30, 2008		Three Months Ended September 30, 2007
	(in thousands, except percentages)
Research & development services	$16,340	59.0%	$9,769	54.1%
Globalization & localization	1,157	4.2%	1,003	5.5%
Enterprise solutions	3,961	14.3%	3,351	18.6%
Application development & maintenance	4,592	16.6%	2,652	14.7%
Quality assurance & testing	1,621	5.9%	1,273	7.1%
Total net revenues	$27,671	100.0%	$18,048	100.0%

Net Revenues by Geographic Markets

Based on the location of our clients’ headquarters, the United States continued to be the Company’s largest geographic market, accounting for $14.5 million or 52.5% of net revenues in the third quarter of 2008, followed by 25.0% from clients headquartered in China, 14.1% in Europe and 8.0% in Japan. The rising contribution from China headquartered clients is due to the increased business generated by the Company’s further penetration into key China accounts and new clients gained with the Company’s improving brand recognition and deepened domain skills.

Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, rather than the location of the clients’ headquarters, China accounted for 73.9% of net revenues in the third quarter 2008, while the United States and Japan accounted for 15.3% and 7.7%, respectively. The Company provides this supplemental analysis to present an additional measure for assessing the Company’s geographic participation and highlight its involvement in the expanding Chinese market, which is relatively less affected by the economic tumult elsewhere in the world. The considerable gain in contracts signed in China was fueled by demand from both Chinese clients and multinationals’ operations in China.

Largest Clients

The total revenues from the Company’s five largest clients accounted for 54.1% of the Company’s net revenues in the third quarter of 2008, compared to 52.9% in the previous quarter and 51.1% in the third quarter of 2007. While all five accounts’ revenues rose during the quarter, one of them grew particularly strong as a result of the client’s vendor consolidation strategy and VanceInfo’s superior delivery results on this account.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2008 was $10.9 million, an increase of 55.0% from $7.0 million in the third quarter of 2007. The impact from the Beijing Olympic Games proved to be limited, and gross margin remained healthy at 39.3%, compared to 38.9% in the third quarter of 2007.

Operating Expenses

Sales and marketing expenses were $1.1 million in the third quarter of 2008, up from $0.7 million in the third quarter of 2007 as the Company continued to invest in business development efforts in order to capture future growth opportunities. General and administrative expenses were $5.7 million in the third quarter of 2008, up 47.5% from $3.9 million a year ago. The increase was primarily due to higher administrative costs associated with being a public company as well as higher operational spending on enterprise system architecture and back-office support to position the Company for further growth in the future.

Operating Income and Operating Margin

Operating income in the third quarter of 2008 was $4.3 million, up 65.1% from $2.6 million in the third quarter 2007. Operating margin was 15.5% in the third quarter of 2008, up from 14.4% in the year-ago period.

Provision for Income Taxes

The provision for income taxes was $0.6 million in the third quarter of 2008, compared to a tax credit of $0.1 million in the third quarter of 2007. As a “new and high-technology enterprise”, the Company’s main operating entity in China was entitled to a three-year tax exemption from year 2005 to 2007 and a 50% reduction from the 15% preferential tax rate from year 2008 to 2010. Under the new Chinese Enterprise Income Tax Regulation that became effective in 2008, however, all new and high-technology enterprises are required to re-apply for the status. Prior to receiving the official approval of this status, the Company calculates income tax expense based on the 25% statutory tax rate, instead of the 15% preferential tax rate, and a 50% reduction, resulting in a 12.5% income tax rate for the main operating entity in the first three quarters of 2008.

Net Income and EPS

Net income in the third quarter of 2008 was $4.3 million, up 49.3% from $2.9 million in the third quarter of 2007. The net margin was 15.7% in the third quarter of 2008, down from 16.1% in the third quarter of 2007 primarily due to the higher income tax provisions in 2008. Non-GAAP net income, which excludes share-based compensation expense, was $4.7 million, up from $3.2 million a year ago. Non-GAAP net margin was 16.9%, compared to 17.5% in the prior year period.

Diluted EPS was $0.11, and non-GAAP diluted EPS, which excludes share-based compensation expense, was $0.12 in the third quarter of 2008.

The non-GAAP measures are described below and reconciled to the corresponding GAAP measures in the section below titled “About Non-GAAP Financial Measures.”

2008 Year to Date Financial Results

Net Revenues

Net revenues in the first nine months of 2008 were $72.6 million, up 67.1% from $43.4 million in the first nine months of 2007.

Gross Profit and Gross Margin

Gross profit for the first nine months of 2008 was $28.2 million, an increase of 68.6% from $16.7 million in the same period of 2007. Gross margin was 38.9% in the first nine months of 2008, up from 38.5% in the prior year period.

Operating Income and Operating Margin

Operating income for the first nine months of 2008 was $10.6 million, up 71.7% from $6.2 million in the prior year period. Operating margin was 14.6% in the first nine months of 2008, an improvement of 40 basis points from 14.2% in the same period of 2007.

Net Income and EPS

Net income for the first nine months of 2008 was $11.0 million, up 69.6% from $6.5 million in the same period of 2007. Net margin was 15.1% in the first nine months of 2008, up from 14.9% in the first nine months last year. Non-GAAP net income, which excludes share-based compensation expense, was $12.0 million, up from $7.2 million a year ago. Non-GAAP net margin was 16.5%, compared with 16.5% in the prior year period. Diluted EPS was $0.27, and non-GAAP diluted EPS, which excludes share-based compensation expenses, was $0.30 for the first nine months of 2008.

Recent Developments

Achievement of CMMI Level 5 Certification

In September 2008, the Company achieved the Software Engineering Institute’s (SEI) Capability Maturity Model Integration (CMMI) Level 5 certification in Engineering Capability at one of its key development centers. CMMI is a single framework of maturity standards that guide an organization to improve quality and reduce software development costs by using reliable and repeatable processes. It is graded in five levels of increasing maturity and capability, with Level 5 representing the highest level of maturity for software development processes and practices. This achievement signifies VanceInfo’s well-developed and integrated processes in software engineering and demonstrates the Company’s commitment to delivering higher quality services to its customers worldwide.

Completion of the Equity Investment in Link Result

On October 1, 2008, VanceInfo completed the purchase of a 33% equity interest in Link Result Limited, a China-based company providing IT outsourcing services to multinational financial institutions. The purchase agreement was signed in August 2008 as disclosed previously in the Company’s press release.

Completion of Wireless Info Tech Acquisition

On October 1, 2008, VanceInfo completed the purchase of 100% equity interest in Wireless Info Tech Ltd., a U.S. based mobile testing and application development services provider. As disclosed previously in the Company’s press release, the acquisition is expected to strengthen VanceInfo’s position in the fast growing mobile sector and help expand the Company’s onshore sales and delivery capabilities in the United States.

Outlook for the Fourth Quarter and Full Year 2008

For the fourth quarter and full year 2008, the Company has raised its guidance and expects that:

•	2008 net revenues to be between $100 million and $101 million, representing a 59% to 61% increase from 2007.

•

2008 diluted EPS to be between $0.37 and $0.39 on a GAAP basis, and non-GAAP diluted EPS excluding share-based compensation to be between $0.4 and $0.43, based on 40.6 million total ADS-equivalent average shares outstanding.

•

Fourth quarter diluted EPS to be between $0.10 and $0.12 on a GAAP basis, and non-GAAP diluted EPS excluding share-based compensation to be between $0.11 and $0.13, based on 40.9 million total ADS-equivalent average shares outstanding.

•	Total headcount by the end of 2008 to be approximately 5,300.

The full-year EPS will be impacted by the income tax provision for the year. Based on the Company’s current understanding of the new Chinese Enterprise Income Tax Regulation, the Company’s estimate of its effective tax rate for 2008 is between 8% and 14%. For the first nine months ended September 30, 2008, the Company accrued income tax provision at an effective tax rate of approximately 13%. The ultimate applicable tax rate of the Company will depend on many factors, including whether its main operating entity will receive the approval of its High and New Technology Enterprise status under the new regulation, which is expected to be known in the first quarter of 2009.

Conference Call

VanceInfo will host a conference call and live webcast to discuss the quarter’s results and outlook at 8:00 a.m. Eastern Standard Time (9:00 p.m. Beijing/Hong Kong time) on Monday, November 17, 2008. Please dial-in five to ten minutes prior to the call to register and receive further instructions.

The dial-in details for the live conference call are:

- U.S. Toll Free Number:	+1 800-322-5044
- International dial-in number:	+1 617-614-4927
- Hong Kong dial-in number:	+852 3002-1672
Passcode: VanceInfo

The conference call will be available live by webcast on the Investors section of VanceInfo Technologies website at http://ir.vanceinfo.com. The archive replay will be available on VanceInfo’s website shortly after the call.

A dial-in replay of the conference call will be available until 9:00 p.m. EST, November 24, 2008 at +1 888-286-8010 or +1 617-801-6888; Passcode: 82490092.

About VanceInfo

VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China. VanceInfo was the first China software development outsourcer listed on the New York Stock Exchange.

The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2007 revenues, according to International Data Corporation.

VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, and globalization & localization. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan, and China, targeting high-growth industries such as technology, telecommunications, financial services, manufacturing, retail, and distribution.

Safe Harbor

This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Among other things, the management’s quotations and “Outlook for the Fourth Quarter and Full Year 2008” contain forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, the overall economic status in its principal geographic markets, the quality and portfolio of its services lines and industry expertise, and the availability of a large talent pool in China and supply of qualified professionals, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. All information provided in this news release and in the attachments is as of November 17, 2008, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement VanceInfo’s consolidated financial results presented in accordance with GAAP, VanceInfo uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to comparable GAAP measures” set forth at the end of this release.

VanceInfo believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income excluding share-based compensation expenses, and diluted EPS excluding share-based compensation expenses is that these non-GAAP measures exclude the share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

Condensed Consolidated Balance Sheets (Unaudited)

(In US dollars in thousands)

	September 30 2008	December 31 2007
Assets
Current assets
Cash and cash equivalents	$80,063	$76,835
Accounts receivable	32,560	24,708
Other current assets	3,076	7,250

Total current assets	115,699	108,793
Property and equipment, net	10,453	7,999
Goodwill and other intangible assets	15,081	11,701
Other long-term assets	1,620	583

Total assets	$142,853	$129,076

Liabilities, minority interest, and shareholders’ equity
Current liabilities	$16,893	$17,114
Other liabilities	1,487	954

Total liabilities	18,380	18,068
Minority interest	—	630
Shareholders’ equity (a)	124,473	110,378

Total liabilities, minority interest, and shareholders’ equity	$142,853	$129,076

(a)	As of September 30, 2008, there were 37,303,710 ordinary shares issued and outstanding.

VanceInfo Technologies Inc.

Condensed Consolidated Statements of Operations (Unaudited)

(In US dollars in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Net revenues	$27,671	$18,048	$72,589	$43,446
Cost of revenues (1)	16,796	11,033	44,362	26,704

Gross profit	10,875	7,015	28,227	16,742

Selling and marketing expenses (1)	1,109	657	3,128	1,437
General and administrative expenses (1)	5,726	3,881	15,209	9,274
Other operating income	244	118	703	139

Income from operations	4,284	2,595	10,593	6,170

Interest income	487	218	1,694	647
Interest expenses	20	20	67	20
Foreign currency exchange gains (losses)	171	325	262	132
Change in fair value of warrants	—	230	—	357

Income before income taxes and minority interest	4,922	2,888	12,482	6,572
Provision for income taxes	588	(60)	1,616	31

Income before minority interest	4,334	2,948	10,866	6,541
Minority interest, net of tax	(3)	(47)	84	(85)

Net income	$4,331	$2,901	$10,950	$6,456

Earnings per share
Basic - ordinary share	$0.12	$0.07	$0.29	$0.14
Basic - Series A convertible redeemable preferred share	N/A	0.12	N/A	0.27
Basic - Series B-1 convertible redeemable preferred share	N/A	0.12	N/A	0.27
Basic - Series B-2 convertible redeemable preferred share	N/A	0.15	N/A	0.35
Diluted - ordinary share	0.11	0.06	0.27	0.13

Weighted average shares outstanding (in thousands)
Basic - ordinary share	37,333	10,876	37,228	10,098
Basic - Series A convertible redeemable preferred share	—	7,145	—	7,158
Basic - Series B-1 convertible redeemable preferred share	—	2,990	—	2,990
Basic - Series B-2 convertible redeemable preferred share	—	6,380	—	6,380
Diluted - ordinary share	40,569	12,716	40,489	11,394

(1)	Depreciation and amortization expenses totaled $916 and $678 for the three months ended September 30, 2008 and 2007, respectively, and $2,779 and $1,728 for the nine months ended September 30, 2008 and 2007, respectively.

VanceInfo Technologies Inc.

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(In US dollars in thousands, except per share data and percentages)

	Three Months Ended September 30, 2008				Three Months Ended September 30, 2007
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Net income	$4,331	$351	(a)	$4,682	$2,901	$250	(c)	$3,151
Net margin	15.7%	1.2%	(a)	16.9%	16.1%	1.4%	(c)	17.5%
Average shares (e)	40,569	—		40,569	12,716	18,110		30,826
Diluted EPS	$0.11	$0.01	(f)	$0.12	$0.06	$0.05	(f)	$0.11

	Nine Months Ended September 30, 2008				Nine Months Ended September 30, 2007
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Net income	$10,950	$1,040	(b)	$11,990	$6,456	$709	(d)	$7,165
Net margin	15.1%	1.4%	(b)	16.5%	14.9%	1.6%	(d)	16.5%
Average shares (e)	40,489	—		40,489	11,394	18,123		29,517
Diluted EPS	$0.27	$0.03	(f)	$0.30	$0.13	$0.12	(f)	$0.25

Notes:

(a)	Adjustment to exclude share-based compensation of $351 from operations of which $74 was reported in cost of revenues, $46 was reported in selling and marketing expenses and $231 was reported in general and administrative expenses in the unaudited condensed consolidated statements of operations.
(b)	Adjustment to exclude share-based compensation of $1,040 from operations of which $188 was reported in cost of revenues, $137 was reported in selling and marketing expenses and $715 was reported in general and administrative expenses in the unaudited condensed consolidated statements of operations.
(c)	Adjustment to exclude share-based compensation of $250 from operations of which $31 was reported in cost of revenues, $17 was reported in selling and marketing expenses and $202 was reported in general and administrative expenses in the unaudited condensed consolidated statements of operations.
(d)	Adjustment to exclude share-based compensation of $709 from operations of which $68 was reported in cost of revenues, $38 was reported in selling and marketing expenses and $603 was reported in general and administrative expenses in the unaudited condensed consolidated statements of operations.
(e)	Represent weighted average number of dilutive ordinary shares outstanding
(f)	Non-GAAP diluted EPS is computed by dividing Non-GAAP net income by the weighted average number of dilutive ordinary shares outstanding for the respective periods plus the number of ordinary shares resulting from the assumed conversion of the Series A, B-1 and B-2 convertible redeemable preferred shares as of the beginning of the prior year period.

For further information, please contact:

Melissa Ning
Director, Investor Relations
VanceInfo Technologies Inc.
Tel: +86-10-8282-5330
E-mail: ir@vanceinfo.com